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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-QSB  [ ] Form N-SAR

For Period Ended:  December 31, 2000
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

--------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I--REGISTRANT INFORMATION
------------------------------

         Full name of Registrant:                   Forever Enterprises, Inc.
         Former Name:                               Lincoln Heritage Corporation
         Commission File Number:                    001-14067
         IRS Employer Identification No.:           36-3427454

         10 South Brentwood
         Address of Principal Executive Office (Street and Number)

         Clayton, Missouri 63105
         City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)
--------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that:

         [x]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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         [x]      (b) The subject report on Form 10-K or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

         [ ]      (c) The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE
-------------------

         State below in reasonable detail the reasons why Form 10-K or portion thereof could not be filed within the prescribed time period.

         In late December 2000, Forever Enterprises, Inc. (the "Company"), through its insurance subsidiaries, completed a number of reinsurance transactions. Additionally, during the fourth quarter of 2000, the Company adopted Statement of Accounting Bulletin 101 ("SAB 101"), effective as of January 1, 2000. Despite the Company's diligent efforts, completion of the Form 10-K has been delayed due to unanticipated difficulties that arose in generating financial information with respect to such reinsurance transactions and due to the substantial amount of time that the Company had to devote to implementing SAB 101.

PART IV--OTHER INFORMATION
--------------------------

         (1) Name and telephone number of person to contact in regard to this notification:

            Michael R. Butler      (314)               726-1142
                 (Name)         (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         [X] Yes     [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates that the results of operations for the year ended December 31, 2000 will be negatively impacted as compared to the previous year due to losses associated with the Company's reinsurance transactions, losses associated with the expansion of the Company's cemetary operations and adjustments related to the adoption of SAB 101. Based upon the foregoing, the Company currently estimates that it will incur a loss of approximately $6.5 million for the year ended December 31, 2000.

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                          FOREVER ENTERPRISES, INC.
                (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 30, 2001          By: /s/ Michael R. Butler
                                 -------------------------------------------
                                  Michael R. Butler, Chief Financial Officer



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